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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            COVENANT TRANSPORT, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                    22284P105
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_|Rule 13d-1(b)

                                |_|Rule 13d-1(c)

                                |X|Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)
                                Page 1 of 4 pages


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CUSIP No.  222 84P 105
------------------------------------------------------------------------------


      1. Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons.    Clyde M. Fuller

------------------------------------------------------------------------------


      2. Check the Appropriate Box if a Member of a Group

         (a)|_|

         (b)|_|
------------------------------------------------------------------------------


      3. SEC Use Only
------------------------------------------------------------------------------


      4. Citizenship or Place of Organization:     United States of America
------------------------------------------------------------------------------


Number of       5.  Sole Voting Power                                 1,607,500*
Shares Bene-    6.  Shared Voting Power
ficially
Owned by Each   7.  Sole Dispositive Power                            1,607,500*
Reporting       8.  Shared Dispositive Power
Person With:
------------------------------------------------------------------------------

      9. Aggregate Amount Beneficially Owned by Each Reporting Person:1,607,500*

      10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares: |_|

      11.Percent of Class Represented by Amount in Row (9):      10.8%
------------------------------------------------------------------------------


      12.Type of Reporting Person:         IN
------------------------------------------------------------------------------

* Covenant Transport has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker. The Class B Common Stock is currently controlled by David and Jacqueline Parker. As a result, Mr. Fuller controls stock possessing 9.3% of the voting power of all outstanding Covenant stock.
------------------------------------------------------------------------------

                                Page 2 of 4 pages

Item 1.
      (a)Name of Issuer:        COVENANT TRANSPORT, INC.

      (b)Address of Issuer's Principal Executive Offices:

                                                400 Birmingham Highway
                                                Chattanooga, TN  37419

Item 2.
      (a)Name of Person Filing:               Clyde M. Fuller

      (b)Address of Principal Business Office or, if none, Residence:

                                                400 Birmingham Highway
                                                Chattanooga, TN  37419

      (c)Citizenship:      United States of America
      (d)Title of Class of Securities:

                           Class A Common Stock, par value $.01 per share*

      (e)CUSIP Number:  222 84P 105


     Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.  Ownership.
      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)Amount beneficially owned:  1,607,500*.
      (b)Percent of class:  10.8%*.
      (c)Number of shares as to which the person has:
         (i)  Sole power to vote or to direct the vote:  1,607,500*.
         (ii) Shared power to vote or to direct the vote: _______.
         (iii)Sole power to dispose or to direct the disposition of:

                                                             1,607,500*.

         (iv) Shared power to dispose or to direct the disposition of ________.


* Covenant Transport has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker. The Class B Common Stock is currently controlled by David and Jacqueline Parker. As a result, Mr. Fuller controls stock possessing 9.3% of the voting power of all outstanding Covenant stock.

                                Page 3 of 4 pages

Item 5.  Ownership of Five Percent or Less of a Class.
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company            N/A

Item 8.    Identification and Classification of Members of a Group.  N/A

Item 9.    Notice of Dissolution of Group.   N/A

Item 10. Certification. N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 11, 1999
                                           -----------------
                                                  Date

                                     /s/: Clyde M. Fuller
                                     ------------------------------------------
                                                  Clyde M. Fuller









                                Page 4 of 4 pages


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